UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2013

Commission File Number 32297

CPFL Energy Incorporated
(Translation of Registrant's name into English)

Rua Gomes de Carvalho, 1510, 14º andar, cj 1402
CEP 04547-005 - Vila Olímpia, São Paulo – SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________________

.

     CPFL ENERGIA S.A.

Publicly Held Company

Corporate Taxpayer ID (CNPJ): 02.429.144/0001-93

Company Registry (NIRE): 35.300.186.133

MINUTES OF THE ANNUAL SHAREHOLDERS' MEETING

HELD ON APRIL 19, 2013

I. Date, Time and Place: On April 19, 2013, at 10:00 a.m., at the head office of CPFL Energia S.A. (“CPFL Energia” or “Company”), located at Rua Gomes de Carvalho , nº 1510, 14th  floor, suite 142, Vila Olímpia, in the city and state of São Paulo.

II. Presiding: Chairman, Mr. Murilo Passos, Chairman of the Board of Directors, and Secretary, Mr. Nazir Takieddine, pursuant to Article 11 of the Bylaws of the Company.

III. Attendance: Shareholders representing more than two thirds (2/3) of the voting capital of the Company, as per signatures in the Shareholders’ Attendance Book. Also present were Messrs. Wilson Ferreira Junior (Chief Executive Officer), Gustavo Estrella (Chief Financial and Investor Relations Officer), Ricardo Cleber Zangirolami (Chief Institutional Relations Officer), José Reinaldo Magalhães (Chairman of the Audit Board), Antonio Carlos Bassalo (Accounting Director) and Marcelo Magalhães Fernandes (representative of Deloitte Touche Tohmatsu Auditores Independentes).

IV. Call Notice: Published in the State of São Paulo Official Gazette and in the newspaper Valor Econômico, in the editions of March 20, 21 and 22, 2013.

V. Agenda: (a) Receive the Management accounts, examine, discuss and vote on the Financial Statements of the Company, the Reports of the Independent Auditors and of the Audit Board for the fiscal year ended December 31, 2012; (b) Approve the proposal for allocation of the net income for fiscal year 2012 and the distribution of dividends; (c) Elect the members and alternate members of the Board of Directors; (d) Elect the members and alternate members of the Audit Board; (e) Determine the compensation of the Management of the Company; and (f)  Determine the fees to be paid to the members of the Audit Board.

VI. Reading of Documents, Casting of Votes and Drawing Up of the Minutes: (1)  Reading of the documents related to the matters to be discussed in the Annual Shareholders’ Meeting was waived since shareholders were already fully familiar with their contents; (2)  Casting of votes, protests and dissents eventually presented will be numbered, received and ratified by the Presiding Board and filed at the headquarters of the Company, pursuant to Article 130, Paragraph 1 of Law 6,404 of December 15, 1976 (“Brazilian Corporate Law”); (3)  Shareholders authorized the drawing up of the minutes in the summary form and their publication without the signatures of all shareholders, pursuant to Article 130, Paragraphs 1 and 2 of Brazilian Corporate Law.

MINUTES OF THE ANNUAL SHAREHOLDERS’ MEETING HELD ON APRIL 19, 2013

CPFL ENERGIA S.A.

Publicly Held Company

Corporate Taxpayer ID (CNPJ): 02.429.144/0001-93

Company Registry (NIRE): 35.300.186.133

VII. Resolutions: After discussing the matters in the Agenda, shareholders decided as follows:

(a) To approve, by unanimous vote of those present, with due abstentions, the Financial Statements of the Company and Management Report for the fiscal year ended December 31, 2012, and to take cognizance of the Reports of the Independent Auditors - Deloitte Touche Tohmatsu Auditores Independentes and of the Audit Board, pursuant to Article 9, items “a” and “b” and the caput of Article 27 of the Bylaws, recording its due publication in the state register Diário Oficial do Estado de São Paulo and in the newspaper Valor Econômico in the edition of March 14, 2013;

(b) To approve, by unanimous vote of those present:

(b.i) pursuant to the provisions in Article 9, item "c" and to  Article 27, Paragraph 2 of the Bylaws, the following proposal by the Management of the Company for allocation of the net income for fiscal year 2012, in the amount of one billion, two hundred twenty-five million, nine hundred twenty-three thousand, two hundred fifty-seven reais and eighty-one cents (R$1,225,923,257.81), which (i) added by (i.i) the net income from previous years amounting to two hundred twenty-seven million, one hundred seventeen thousand, six hundred nineteen reais and sixty-two cents (R$227,117,619.62), (i.ii) realized comprehensive income amounting to twenty-seven million, three hundred seventy-eight thousand, one hundred and ten reais and one cent (R$27,378,110.01), and (i.iii) unclaimed dividends amounting to three million, nine hundred twenty thousand, nine hundred nineteen reais and sixty-seven cents (R$3,920,919.67); and (ii) deducted of (ii.i) the reserve for investment proposed in item (b.ii) below of three hundred twenty-six million, eight hundred ninety-nine thousand, five hundred eighty-eight reais and eighty-four cents (R$326,899,588.84), based on the capital budget, as provided for in Article 196 of Brazilian Corporate Law, resulted in the amount of one billion, one hundred fifty-seven million, four hundred forty thousand, three hundred eighteen reais and twenty-seven cents (R$1,157,440,318.27) for allocation, as follows: (b.i.i) payment of interim dividends already paid to Shareholders on September 28, 2012, which were calculated towards the minimum mandatory dividends for fiscal year 2012, related to the net income recorded in the semiannual balance sheet of June 30, 2012, in the amount of six hundred forty million, two hundred thirty-nine thousand, eighty-nine reais and seventy-three cents (R$640,239,089.73), as approved at the 207th Meeting of the Board of Directors held on August 6, 2012, and as per the provisions in Articles 29 and 30 of the Bylaws of the Company; (b.i.ii)  payment of supplementary dividends, in the amount of four hundred fifty-five million, nine hundred and five thousand, sixty-five reais and sixty-five cents (R$455,905,065.65), equivalent to R$0.473778718 per common share, in accordance with Article 201 of Brazilian Corporate Law; and (b.i.iii)  constitution of a legal reserve, in the amount of sixty-one million, two hundred ninety-six thousand, one hundred sixty-two reais and eighty-nine cents (R$61,296,162.89), pursuant to Article 193 of Brazilian Corporate Law;

MINUTES OF THE ANNUAL SHAREHOLDERS’ MEETING HELD ON APRIL 19, 2013

     CPFL ENERGIA S.A.

Publicly Held Company

Corporate Taxpayer ID (CNPJ): 02.429.144/0001-93

Company Registry (NIRE): 35.300.186.133

(b.ii) pursuant to Article 196 of Brazilian Corporate Law, constitution of an investment reserve in the amount of three hundred twenty-six million, eight hundred ninety-nine thousand, five hundred eighty-eight reais and eighty-four cents (R$326,899,588.84), aiming to provide funds for the investment program of the electricity distribution subsidiaries of the Company, particularly the necessary investments in expansion and improvement of the distribution system;

It is hereby recorded that, (i) pursuant to Article 205, Paragraph 3, of Brazilian Corporate Law and to Article 31 of the Bylaws of the Company, the supplementary dividend will be paid on April 30, 2013; (ii) the shareholders registered on this date, April 19, 2012, will be entitled to receive the supplementary dividends; and (iii) the shares issued by the Company will be traded “ex-dividend” at the BM&FBOVESPA S.A. – Securities, Commodities and Futures Exchange (“BM&FBovespa”) and at the New York Stock Exchange - NYSE as of April 22, 2013;

(c) To elect, by majority vote of those present, to compose the Board of Directors of the Company, with a one-year term-of-office, until the date of the Annual Shareholders’ Meeting to be held in 2014, pursuant to Article 9, item “e”, and to Article 15 of the Bylaws, the slate previously registered with the Company, composed of: (c.i) appointed by the shareholder ESC Energia S.A. (“ESC Energia”): (i) Mr. MURILO CESAR LEMOS DOS SANTOS PASSOS, Brazilian, divorced, chemical engineer, bearer of Identification Card (RG) no. 53.080.291-0, issued by SSP/SP, enrolled with the Individual Taxpayers Registry (CPF/MF) under no. 269.050.007-87, resident and domiciled in the city and state of São Paulo, with business address at Rua Gomes de Carvalho, nº 1510, 14th floor, suite 142, Vila Olímpia, Zip Code: 04547-005, as acting member, and, as his respective alternate, Mr. FRANCISCO CAPRINO NETO, Brazilian, married, metallurgic engineer, bearer of Identification Card (RG) no. 9.199.282, issued by SSP/SP, enrolled with the Individual Taxpayers Registry (CPF/MF) under no. 049.976.298-39, resident and domiciled in the city and state of São Paulo, with business address at Rua Funchal, nº 160, 3rd floor, Zip Code: 04551-903; (ii)  Mr. CLAUDIO BORIN GUEDES PALAIA,  Brazilian, married, business administrator, bearer of Identification Card (RG) no. 14.339.880-5, issued by SSP/SP, enrolled with the Individual Taxpayers Registry (CPF/MF) under no. 176.093.048-24, resident and domiciled in the city and state of São Paulo, with business address at Avenida das Nações Unidas, nº 12495, 13th floor, Zip Code: 04578-000, as acting member, and, as his respective alternate, Mr. FERNANDO AUGUSTO CAMARGO DE ARRUDA BOTELHO, Brazilian, married, business administrator, bearer of Identification Card (RG) no. 28.972.336-X, issued by SSP/SP, enrolled with the Individual Taxpayers Registry (CPF/MF) under no. 292.540.028-01, resident and domiciled in the city and state of São Paulo, with business address at Rua Funchal, nº 160, 12th floor, Zip Code: 04551-903; (iii) Mr. MARCELO PIRES OLIVEIRA DIAS, Brazilian, married, business administrator, bearer of Identification Card (RG) no. 27.925.160-9, issued by SSP/SP, enrolled with the Individual Taxpayers Registry (CPF/MF) under no. 258.510.388-96, resident and domiciled in the city and state of São Paulo, with business address at Rua Funchal, nº 160, 3rd floor, Zip Code: 04551-903, as acting member, and, as his respective alternate, Mr. RODRIGO CARDOSO BARBOSA, Brazilian, married, mechanical engineer, bearer of Identification Card (RG) no. 24.853.502-X, issued by SSP/SP, enrolled with the Individual Taxpayers Registry (CPF/MF) under no. 251.193.308-00, resident and domiciled in the city and state of São Paulo, with business address at Rua Funchal, nº 160, 3rd floor, Zip Code: 04551-903; (c.ii) appointed by the shareholder BB Carteira Livre I Fundo de Investimento em Ações (“BB CL I”): (iv) Mr. RENÊ SANDA, Brazilian, married, bank employee and economist, bearer of Identification Card (RG) no. 11.583.184, issued by SSP/SP, enrolled with the Individual Taxpayers Registry (CPF/MF) under no. 050.142.628-05, resident and domiciled in the city and state of Rio de Janeiro, with business address at Praia de Botafogo, nº 501, 4th floor, Zip Code: 22421-030, as acting member, and, as his respective alternate, Mr. OSVALDO CEZAR GALLI, Brazilian, married, business administrator, bearer of Identification Card (RG) no. 919.601-3, issued by SSP/PR, enrolled with the Individual Taxpayers Registry (CPF/MF) under no. 230.491.899/91, resident and domiciled in the city of Maringá, state of Paraná, with business address at Avenida Engenheiro Luiz Carlos Berrini, nº 1178, 12th floor, Zip Code: 04571-000, in the city and state of São Paulo; (v)  Mr. DELI SOARES PEREIRA, Brazilian, single, economist, bearer of Identification Card (RG) no. 4.473.664-2, issued by SSP/SP, enrolled with the Individual Taxpayers Registry (CPF/MF) under no. 369.030.198/04, resident and domiciled in the city and state of São Paulo, with residential address at Avenida Angélica, nº 1851,  Apartment 161, Zip Code: 01227-200,  as acting member, and as his respective alternate,  Mrs.  TERESA PINTO COELHO GOMES, Brazilian, married, bank employee and economist, bearer of Identification Card (RG) no. 37247731, issued by IFP/RJ, enrolled with the Individual Taxpayers Registry (CPF/MF) under no. 665.881.897-53, resident and domiciled in the city and state of Rio de Janeiro, with residential address at Rua Barão de Ipanema, nº 131, Apartment 1001, Zip Code: 22050-030; (c.iii) appointed jointly by the shareholders Energia São Paulo Fundo de Investimento em Ações (“Energia SP FIA”) and Bonaire Participações S.A. (“Bonaire”): (vi)  Mr. MARTIN ROBERTO GLOGOWSKY, Brazilian, married, business administrator, bearer of Identification Card (RG) no. 4.700.146, issued by SSP/SP, enrolled with the Individual Taxpayers Registry (CPF/MF) under no.  861.682.748-04, resident and domiciled in the city and state of São Paulo, with business address at Alameda Santos, nº 2477, 10th floor, Zip Code: 01419-907, as acting member, and, as his respective alternate, Mr. CARLOS ALBERTO CARDOSO MOREIRA, Brazilian, divorced, business administrator, bearer of Identification Card

MINUTES OF THE ANNUAL SHAREHOLDERS’ MEETING HELD ON APRIL 19, 2013

     CPFL ENERGIA S.A.

Publicly Held Company

Corporate Taxpayer ID (CNPJ): 02.429.144/0001-93

Company Registry (NIRE): 35.300.186.133

(RG) no. 8.891.984-5, issued by SSP/SP, enrolled with the Individual Taxpayers Registry (CPF/MF) under no. 039.464.818-84, resident and domiciled in the city of Brasília, Federal District, with business address at SEPS 702/902, Suite B, Block A, General Alencastro Building, Zip Code: 70390-025; and (c.iv) as independent Director, in compliance with the provisions in item 4.3.3 of the Novo Mercado Listing Regulations of BM&FBovespa and with Article 15, Paragraphs 1 and 3, of the Bylaws of the Company: Mrs.  MARIA HELENA DOS SANTOS FERNANDES DE SANTANA, Brazilian, married, economist, bearer of Identification Card (RG) no. 6.578.061-9, issued by SSP/SP, enrolled with the Individual Taxpayers Registry (CPF/MF) under no. 036.221.618-50, resident and domiciled in the city and state of São Paulo, with business address at Rua Gomes de Carvalho, nº 1510, 14th floor, Vila Olímpia, Zip Code: 04547-005, as acting member.

MINUTES OF THE ANNUAL SHAREHOLDERS’ MEETING HELD ON APRIL 19, 2013

     CPFL ENERGIA S.A.

Publicly Held Company

Corporate Taxpayer ID (CNPJ): 02.429.144/0001-93

Company Registry (NIRE): 35.300.186.133

The shareholders of ESC Energia, BB CL I, Energia SP FIA and Bonaire declare that they have obtained from the elected directors the confirmation that they enjoy the necessary qualification and are compliant with the requirements under Article 147 and paragraphs of Brazilian Corporate Law to exercise their respective positions, and that they are not legally impeded from being elected, pursuant to Instruction 367/02 of the Securities and Exchange Commission of Brazil (CVM).

The directors elected herein will be invested in their respective positions upon execution of the instrument of investiture, drawn up in the book of minutes of the Board of Directors and execution of the instrument of consent to the Novo Mercado Listing Regulation of BM&FBovespa, through which they undertake to comply with the rules set forth therein. The directors representing the shareholders of the controlling block will also sign their consent to the provisions in the Shareholders’ Agreement filed at the headquarters of the Company.

(d) To elect, by unanimous vote, to compose the Audit Board of the Company, with a one-year term-of-office, until the date of the Annual Shareholders’ Meeting to be held in 2014, pursuant to Article 9, item “d”, and to the caput  of Article 26 of the Bylaws, the slate previously registered with the Company, composed by: (d.i) appointed by the shareholder ESC Energia: (i) Mrs.  DANIELA CORCI CARDOSO, Brazilian, single, business administrator, bearer of Identification Card (RG) no. 23.124.007-7, issued by SSP/SP, enrolled with the Individual Taxpayers Registry (CPF/MF) under no. 177.834.768-13, resident and domiciled in the city and state of São Paulo, with business address at Rua Funchal, nº 160, 3rd floor, Zip Code: 04551-903, as acting member, and, as her respective alternate, Mr. FERNANDO LUIZ AGUIAR FILHO, Brazilian, single, civil engineer, bearer of Identification Card (RG) no. 29.900.104-0, issued by SSP/SP, enrolled with the Individual Taxpayers Registry (CPF/MF) under no. 306.391.208-57, resident and domiciled in the city and state of São Paulo, with business address at Rua Funchal, nº 160, 3rd floor, Zip Code: 04551-903; (ii)  Mr. ADALGISO FRAGOSO DE FARIA, Brazilian, married, economist, bearer of Identification Card (RG) no. MG 2.212.584, issued by SSP/MG, enrolled with the Individual Taxpayers Registry (CPF/MF) under no. 293.140.546-91, resident and domiciled in the city and state of São Paulo, with business address at Rua Funchal, nº 160, 8th floor, Zip Code: 04551-903, as acting member, and, as his respective alternate, Mr. Marcelo de Andrade, Brazilian, married, business administrator, bearer of Identification Card (RG) no. 17.641.048, issued by SSP/SP, enrolled with the Individual Taxpayers Registry (CPF/MF) under no. 076.244.538-60, resident and domiciled in the city and state of São Paulo, with business address at Rua Funchal, nº 160, 8th floor, Zip Code: 04551-903; (d.ii) appointed by the shareholder BB CL I: (iii) Mr. WILLIAM BEZERRA CAVALCANTI FILHO, Brazilian, divorced, economist, bearer of Identification Card (RG) no. 003.643.978-003.643.978-4, issued by SSP/RJ,  enrolled with the Individual Taxpayers Registry (CPF/MF) under no. 530.627.607-53, resident and domiciled in the city and state of Rio de Janeiro, with business address at Rua Senador Dantas, 105 – 9th floor, Zip Code: 20031-201, as acting member, and, as his respective alternate, Mrs. MARIA DA GLORIA PELLICANO, Brazilian, married, bank employee and economist, bearer of Identification Card (RG) no. 401026, issued by SSP/DF, enrolled with the Individual Taxpayers Registry (CPF/MF) under no. 159.097.436-00, resident and domiciled in the city of Brasília, Federal District, with residential address at SHIN QI 4, Suite 6, House 4, Lago Norte, Zip Code: 71.510-260; (d.iii) appointed by the shareholders Energia SP FIA and Bonaire: (iv) Mrs.  HELENA KERR DO AMARAL, Brazilian, single, business administrator, bearer of Identification Card (RG) no. 4.144.887-X, issued by SSP/SP enrolled with the Individual Taxpayers Registry(CPF/MF) under no. 007.675.698-06, resident and domiciled in the city and state of Rio de Janeiro, with business address at Rua do Ouvidor, nº 98, Downtown, Zip Code: 20040-030, as acting member, and as her respective alternate, Mrs. Teresa Rodriguez Cao, Brazilian, single, economist, bearer of Identification Card (RG) no. 06301334-6, issued by IFP/RJ,  enrolled with the Individual Taxpayers Registry (CPF/MF) under no. 891.882.767-91, resident and domiciled in the city and state of Rio de Janeiro, with business address at Rua do Ouvidor nº 98, Downtown, Zip Code: 20040-030; (d.iv)  Elected by majority vote of the minority shareholders present, with due abstentions: (v) Mrs. CELENE CARVALHO DE JESUS, Brazilian, married, bank employee and economist, bearer of Identification Card (RG) no. 332383, issued by SSP/DF, enrolled with the Individual Taxpayers Registry (CPF/MF) under no. 113.674.231-04, resident and domiciled in the city of Brasília, Federal District, with business address at SBS Headquarter Building III – 4th floor, Zip Code: 70073-901, as acting member, and, as her respective alternate, Mr. CÍCERO DA SILVA, Brazilian, married, pension holder, bearer of Identification Card (RG) no. 221710, issued by SSP/MT, enrolled with the Individual Taxpayers Registry (CPF/MF) under no. 045.747.611-72, resident and domiciled in the city of Campo Grande, state of Mato Grosso do Sul, with business address at Rua 15 de Novembro, 310 – 5th floor – Room 503 Zip Code: 79002-140;

MINUTES OF THE ANNUAL SHAREHOLDERS’ MEETING HELD ON APRIL 19, 2013

     CPFL ENERGIA S.A.

Publicly Held Company

Corporate Taxpayer ID (CNPJ): 02.429.144/0001-93

Company Registry (NIRE): 35.300.186.133

MINUTES OF THE ANNUAL SHAREHOLDERS’ MEETING HELD ON APRIL 19, 2013

     CPFL ENERGIA S.A.

Publicly Held Company

Corporate Taxpayer ID (CNPJ): 02.429.144/0001-93

Company Registry (NIRE): 35.300.186.133

The shareholders of ESC Energia, BB CL I, Energia SP FIA, Bonaire, Antares Holdings Ltda., and Brumado Holdings Ltda. declare that they have obtained from the members elected to the Audit Board  the confirmation that they enjoy the necessary qualification and are compliant with the requirements under the caput  of Article 162 of Brazilian Corporate Law to exercise their respective positions, and that they are not legally impeded from being elected, pursuant to Instruction 367/02 of the Securities and Exchange Commission of Brazil (CVM).

The members of the Audit Board elected herein will be invested in their respective positions upon execution of the instrument of investiture, drawn up in the book of minutes of the Audit Board and execution of the instrument of consent to the Novo Mercado Listing Regulation of BM&FBovespa, through which they undertake to comply with the rules set forth therein, as per Article 26, Paragraphs 1 and 2, of the Bylaws of the Company.

(e) To establish, by majority vote of those present, pursuant to Article 9 item “f” of the Bylaws, the overall compensation of the Administrators of the Company, in up to sixteen million, seven hundred sixteen thousand, one hundred sixty-six reais and eighty cents (R$16,716,166.80), for the period from May 2013 to April 2014, all benefits and charges included. Of the total compensation amount proposed for the Administrators, one million, seven hundred fifty-seven thousand, one hundred eighty-one reais and sixty cents (R$1,757,181.60) are related to the fixed compensation of the Board of Directors and the maximum amount of fourteen million, nine hundred fifty-eight thousand, nine hundred eighty-five reais and twenty cents (R$14,958,985.20) are related to the fixed and variable compensations of the Board of Executive Officers of the Company; and

(f) To establish, by unanimous vote, pursuant to Article 9 item “f”, and Article 26, Paragraph 3, of the Bylaws, the overall compensation of the members of the Audit Board of the Company, in up to seven hundred seventy thousand, eight hundred sixty-eight reais and eight cents (R$770,868.08), for the period from May 2013 to April 2014, observing, for each member, the maximum amount corresponding to ten percent (10%) of the average compensation attributed to each Executive Officer, excluding benefits, representation fees and profit sharing, pursuant to Article 162,Paragraph 3, of Brazilian Corporate Law.

MINUTES OF THE ANNUAL SHAREHOLDERS’ MEETING HELD ON APRIL 19, 2013

     CPFL ENERGIA S.A.

Publicly Held Company

Corporate Taxpayer ID (CNPJ): 02.429.144/0001-93

Company Registry (NIRE): 35.300.186.133

VIII. Closure: There being no further business to discuss, the Chairman adjourned the meeting, these minutes were drawn up, read, approved and signed by the Chairman of the Presiding Board, by the Secretary and the shareholders present.

I certify that this is copy of the original minutes recorded in the minutes book.

Murilo Passos Chairman
Nazir Takieddine Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: April 30, 2013

CPFL ENERGIA S.A.

By:	/S/ GUSTAVO ESTRELLA
Name: Title:	Gustavo Estrella Chief Financial Officer and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.